Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Fidelity National Financial, Inc. (“FNF”) 1st Quarter 2017 Earnings Conference Call

Management Discussion

William P. Foley II, Non-Executive Chairman, FNF

Black Knight continues to perform to our expectations, generating revenue of $256 million and adjusted EBITDA of $114 million, for a 46% adjusted EBITDA margin. FNF’s Black Knight ownership stake is currently worth approximately $3.4 billion or more than $12 per FNF share. We are continuing to focus on completing the necessary filings, shareholder votes and other closing conditions for the Black Knight distribution. We remain on track and expect a third quarter closing of the Black Knight distribution. Additionally, the Black Knight senior notes that FNF guaranteed were repaid last week, and, therefore, the guarantee no longer exists.

Question and Answer

Question: John Campbell, Analyst, Stephens, Inc.

Bill, could you just run us through again kind of where your head’s at as far as share repurchase versus M&A and then talk about kind of your pipeline? It sounds like you guys are looking to get maybe a little bit more into the real estate brokerage space. You guys could buy, I imagine, a lot of rev there. But just curious overall.

Answer: William P. Foley II, Non-Executive Chairman, FNF

Yes. One thing we’re going to do this time is we’re not going to stray from the basic goal of remaining a title insurance based business. While Black Knight was a great company and it got us ServiceLink back, which was important to us from a national platform, the reality is that Black Knight trades in a much different multiple than Fidelity National Financial trades for.

So, there are M&A opportunities. We’re always looking. The CINC transaction was an example of one that we did last summer that we believe is going to enhance our basic titled branch operations and our county operations throughout the country, as we continue to roll that out. We also believe that we’ve come upon something with regard to the software development program we have underway with Black Knight to develop an end-to-end program from the time the realtor gets the listing to the time when the transaction closes and we interface with the lenders.

So, it’s going to be acquisitions in those areas plus some agency acquisitions, larger agency acquisitions. We’re going to try and stay away from the $1 million, $2 million, and $3 million acquisitions, but look to larger acquisitions that will expand our market share in various states, which may be underserved by other underwriters. Then, honestly, you’ll probably see a defined stock repurchase program that will be consistent and will be happening every—there’d be a daily share repurchase program and it will be fairly aggressive.

We’ve moved away from the stock repurchase program lately, because we’re spinning off Black Knight. And, if we repurchased right now, we’re basically paying $12 a share as basically be as dilutive, because we’re buying that Black Knight valuation. So, once the spin-off happens, then we have a lot of flexibility, and we can certainly put some more leverage on the company, because 16% historically is way under kind of our base number of 25%. So, we’re going to be in a very, very enviable position as we move forward.

Question: Jason S. Deleeuw, Piper Jaffray & Co.

Great. Thanks for that. And, just quickly on the last question, the dividend payout ratio, you’re going to have a ton of free cash flow coming here. It sounds like you freed up some more with the title subs. So, just wondering what the thoughts are on the dividend payout ratio once we get past the Black Knight spin?

Answer: William P. Foley II, Non-Executive Chairman, FNF

Well, we believe that it’s better to be consistent and have a consistent dividend payment rate as opposed to doing a special dividend. You get a quick pop and then sort of it goes away and everyone forgets about it. But we have consistently raised our dividend over the last several years. Normally we’ve raised it—we make an announcement after our October board meeting. So, that’s two board meetings from now. We just concluded our April/May board meeting. That’ll be at the point in time when the Black Knight spin has been effective, when the FNFV has been detached from FNF, although it already is a separately traded publicly company, but it will be completely detached with a different name and different board and so on.

Question: Geoffrey Murray Dunn, Dowling & Partners Securities LLC

Okay. And then, Tony, can you just go over kind of the pro forma debt structure right now? I want to make sure I’m following a couple different developments over the last couple months and understand where we stand on a pro forma basis now.

Answer: Anthony J. Park, Chief Financial Officer and Executive Vice President, FNF

Yes. So, right now if you look at the stand-alone FNF Group, absent Black Knight and absent FNFV, where it’s 16%, we have debt coming due May 15th. We plan, as you heard in Bill’s comments, we plan to borrow on our revolver to pay off that debt. And then, possibly go into the markets post Black Knight spin. And then, we did buy back some of our convertible bonds during the quarter. I think we mentioned that as well, $61 million of face, I think $134 million of cash that, $82 million of which was settled in Q1 and then the other $52 was settled in in the early part of April. So, 16% pro forma, and to the extent we take down any more converts, that number obviously comes down.

Question: Geoffrey Murray Dunn, Dowling & Partners Securities LLC

And is there any thought instead of terming out the revolver, a swap? Or, are you pretty sure you’re going to go to terming it out at some point?

Answer: William P. Foley II, Non-Executive Chairman, FNF

I think it’s likely that we would look—if the markets were strong post-spin, we would look to do another bond if the markets and the interest rates are correct.

Question: Geoffrey Murray Dunn, Dowling & Partners Securities LLC

Okay. And, then the last one is a technical question, Tony. In terms of the max limitation per day for buyback, what’s your rough estimate given your trailing average volume?

Answer: William P. Foley II, Non-Executive Chairman, FNF

I don’t think it’s a number that we will hit. I think it’s a very high number.

Answer: Anthony J. Park, Chief Financial Officer and Executive Vice President, FNF

We have 14.4 million shares available under our authorization. So, we have plenty of room there currently. We were in the market at 50,000 per day before we announced the Black Knight and FNFV transactions. So, yes, I think we have plenty of room above that.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Black Knight Financial Services, Inc. (“Black Knight”) management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Black Knight undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the tax-free spin-off of Black Knight from FNF; electronic security breaches against our information systems; our ability to maintain and grow our relationships with our customers; changes to the laws, rules and regulations that impact our and our customers’ businesses; our ability to adapt our services to changes in technology or the marketplace; the impact of any potential defects, development delays, installation difficulties or system failures on our business and reputation; changes in general economic, business, regulatory and political conditions, particularly as they affect the mortgage industry; risks associated with the availability of data; the effects of our substantial leverage on our ability to make acquisitions and invest in our business; risks associated with our structure and status as a “controlled company;” our ability to successfully integrate strategic acquisitions; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, New BKH Corp., a newly formed indirect subsidiary of Fidelity National Financial, Inc. and Black Knight Holdco Corp., a newly formed entity that will be the public holding company of Black Knight (“New Black Knight”) will file with the Securities and Exchange Commission (“SEC”) registration statements. New Black Knight’s registration statement will also include a proxy statement which will be sent to the Black Knight shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-5100.

Participants in a Solicitation

The directors and executive officers of Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which were filed with the SEC on April 26, 2017. Free copies of this document may be obtained as described in the preceding paragraph.

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